Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

June 1, 2018

U.S. Securities and Exchange Commission
 Division of Investment Management
Disclosure Review & Accounting Office
100 F Street NE
Washington, DC 20549
Attn: David Manion
VIA Correspondence

Re:  SEC Review of N-CSR filings for Neuberger Berman MLP Income Fund Inc. (“NML”), Neuberger Berman Real Estate Securities Income Fund Inc. (“NRO”), Neuberger Berman High Yield Strategies Fund Inc. (“NHS”), Neuberger Berman California Intermediate Municipal Fund Inc. (“NBW”), Neuberger Berman Intermediate Municipal Fund Inc. (“NBH”), Neuberger Berman New York Intermediate Municipal Fund Inc. (“NBO”), and Neuberger Berman Advisers Management Trust (“AMT Funds”) (each a “Fund” and collectively, the “Funds”)

Dear Mr. Manion:

On behalf of the Funds, this letter is in response to the comments you provided by telephone on May 3, 2018, to Neuberger Berman Investment Advisers LLC (“NBIA”) personnel, in connection with the Securities and Exchange Commission (“Commission”) staff’s review of the N-CSR filing for the Funds, which are managed by NBIA, for the periods ending October 31, November 30 and December 31, 2017. Set forth below are the Staff’s comments with respect to the Funds’ annual reports, followed by the Funds’ response to each comment.

Your questions/comments are reflected in bold, and our responses are beneath.

1.
Comment: In the report for each of NBH, NBO and NBW (together, the “Muni Funds”) and for Advisers Management Trust, Short Duration Bond Portfolio (“Short Duration”) for the footnotes to the schedule of investments for each Fund that reads: “Weighted average coupon that changes/updates periodically,” consider whether, pursuant to Rule 12-12 of Reg S-X: (i) additional information is needed regarding the reference rate (i.e., base rate) for such securities; and (ii) whether additional information is needed to explain the basis for the “weighted average” nature of the coupon (i.e., does it contain multiple securities or assets the average weighted interest rate of which determines the coupon of the security).

Response:  The Muni Funds’ securities associated with the footnote described above to the schedule of investments for each Fund are either (i) municipal bonds that did not pay a variable interest rate during the reporting period and for which the footnote was inadvertently applied; or (2) a variable rate demand note (“VRDN”) that pays

Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

an adjustable interest rate that is not based on a reference rate (i.e., base rate).  Instead, the stated interest rate for the VRDNs, which resets at predetermined periods (i.e., daily, weekly, etc.), is determined by the remarketing agent and contain a put feature that coincides with the timing of any such interest rate adjustment. Going forward, the Muni Funds will not footnote any holdings that are fixed rate municipal bonds and will consider revising the disclosure regarding VRDNs by replacing the current footnote with the following:

“Variable rate demand obligation where the stated interest rate is not based on a published reference rate and spread.  Rather, the interest rate generally resets daily or weekly and is determined by the remarketing agent.  The rate shown represents the rate in effect at period end.”

The adjustable rate security held by Short Duration that was associated with this footnote is no longer owned by the Fund.  However, like the VRDNs held by the Muni Funds, the rate was not based on a published reference rate or spread.  If similar securities are held in the future, Short Duration will provide disclosure that more clearly describes the factors used to determine the rate.

For the Muni Funds and Short Duration, we confirm that the “weighted average coupon” did not refer to a holding that contained multiple securities or assets.

2.
 Comment:  Please consider whether the disclosure regarding the leverage facilities for NRO, NHS, and the Muni Funds pursuant to Rule 6-07 of Reg S-X is sufficient, specifically relating to the disclosure of average interest rates and average dollar amount of borrowings during the reporting periods.

Response: Going forward, Management will add disclosure relating to average rates and average amounts outstanding to funds with leverage facilities. To the extent that the rate is fixed or the amounts outstanding did not change during the period, Management agrees to include disclosure to that effect.

Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas New York, NY 10104 Tel. 212.476.9000

3.	Comment: Please explain the amended N-SAR-B/A filing that was made for the AMT Funds on March 1, 2018.

Response: The N-SAR-B/A filing made by the AMT Funds was an amendment to the filing that was made on February 27, 2018, that unintentionally omitted the AMT Funds’ By-laws, as they were amended and restated during the reporting period.

If you have further questions, you can reach me at rconti@nb.com, or John McGovern, Treasurer of the Funds, at jmcgovern@nb.com, or Corey Issing, General Counsel, Mutual Funds of NBIA at corey.issing@nb.com.

Kind regards,

/s/ Robert Conti

Robert Conti
President